Clearfield, Inc.
5480 Nathan Lane North, Suite 120
Plymouth, MN 55442

March 3, 2014

Attn:	Larry Spirgel Robert Shapiro
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
Clearfield, Inc. (the “Company”)
Form 10-K for the Year Ended September 30, 2013
Filed November 21, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed January 30, 2014
File No. 000-016106

Mr. Spirgel,

As requested, we are responding to oral comments received from the Staff of the Securities and Exchange Commission on February 28, 2014 in regards to our initial correspondence filed on February 28, 2014 which was prepared in response to your letter dated February 14, 2014.  The following is our supplemental response to the Staff’s oral comment requesting additional detail relating to the first paragraph of our February 28, 2014 response to your Comment 2.

Supplemental Response to Comment 2:
Net sales for the three months ended December 31, 2013 were $16,148,000, an increase of approximately 57%, or $5,883,000 from net sales of $10,265,000 for the first three months of fiscal year 2013.  An increase in the amount of $6,972,000 was attributable to a large, ongoing build of a U.S. based broadband service provider when compared to the same quarter of fiscal year 2013.  The Company believes the increased net sales associated with this build was a result of a ramp up associated with the start of their build during this year’s first quarter versus the first quarter of fiscal year 2013.  However, the Company does not have the ability to forecast future sales as this customer, like all of the Company’s other customers, purchases product by purchase orders submitted from time to time.  Accordingly, the Company’s ability to predict orders in future periods or trends affecting orders in future periods is limited.  This increase was offset by a decrease of $1,089,000 in the Company’s net sales to our customer base of commercial data network providers, build-to-print and original equipment

March 3, 2014

manufacturers, and broadband service providers, outside of our largest customer, mainly due to lower demand in the period, when compared to the same quarter of fiscal year 2013.

International sales, which are included within the numbers above, were $1,023,000 in the first quarter of fiscal year 2014, or 6% of net sales, as compared to $391,000 in the first quarter of fiscal year 2013, or 4% of net sales.

By this letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Herzog at (763) 476-6866 if you have any questions or need additional information.

Sincerely,

Clearfield, Inc.

/s/ Daniel Herzog

Daniel Herzog, Chief Financial Officer